EXHIBIT 99.1

Seabridge to Begin Drill Campaign at Quartz Rise on Iskut Project

TORONTO, July 10, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today it has nearly completed the surface sampling and geophysics required to establish drill locations at its 100% owned Iskut Project in northwestern British Columbia and drilling will begin shortly. The focus is on the Quartz Rise target which emerged from last year’s program. Two phases of core drill testing are planned totaling 8,500 meters to evaluate the potential for high-grade gold concentrations within the untested Quartz Rise lithocap.

Over the past several months, considerable historical data has been compiled and integrated into the results obtained from Seabridge’s 2016 program which included 13 new core drill holes, re-logging of historical drill holes, a full tensor magnetotellurics (MT) survey and a hyperspectral survey. Interpretations of this robust data set continue to support the presence of a large, preserved Jurassic calc-alkalic porphyry system at depth, with an overlaying epithermal mineral system obscured by extensive leaching of the Quartz Rise lithocap.

Detailed work is now in progress to define specific drill locations. Surface mapping is identifying multiple mineralized structures projecting into the Quartz Rise target area. These structures appear to form a graben which constrains the most intense alteration.  Further surface hyperspectral data collection has confirmed the chemical expression of higher temperature occurrences associated with this graben feature and co-incident with a promising negative magnetic anomaly. The primary target area hosts a package of clay-and-silica-altered tuffaceous rocks that are intensely leached at surface. Conceptually, the target appears to be a stacked lithocap-hosted precious metals system similar to the El Indio (Chile), Mulatos (Mexico) and Baguio (Philippines) gold deposits.

Commenting on the program, Chairman and CEO Rudi Fronk noted that “we are pursuing a classical model of metal deposition at Iskut which seems to explain the known data. In our view, Iskut hosts district-scale porphyry-style mineral systems similar to our nearby KSM project. These systems account for Iskut’s numerous gold and copper mineral occurrences. Our data suggests these systems could be largely intact from top to bottom, unlike KSM. We are concentrating our work on the upper parts of these systems, targeting the high-grade gold potential which historically has been the hallmark of the Iskut district”.

The Iskut Project was obtained when Seabridge acquired SnipGold Corp. in June, 2016. The property is located in northwestern British Columbia, about 110 km northwest of Stewart, BC and 30 km by air from Seabridge’s KSM Project. The Iskut property consists of a contiguous block of 100 BC Mineral Claims, 2 Mineral Leases and 13 Crown Grants covering 29,436 hectares (294 km2) situated in the Liard Mining Division.

The consolidated land package has undergone intermittent exploration since 1907 with the majority of the work carried out in the late 1980s and early 1990s. More than 30 independent operators have owned and worked claims within the Iskut property and their uncoordinated efforts discovered numerous promising targets. Very few of these discoveries have been systematically explored over the past 20 years. The property includes the former high grade gold Johnny Mountain Mine and the copper-gold Bronson Slope resource.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. This program includes blank and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the extent and timing of this year’s drill program; (ii) the interpretation of the exploration results at the Iskut property supporting the presence of a large, preserved Jurassic calc-alkalic porphyry system at depth, with an overlaying epithermal mineral system that is obscured by extensive leaching of the Quartz Rise lithocap and that this is similar to the El Indio (Chile), Mulatos (Mexico) and Baguio (Philippines) gold deposits, the projection of multiple mineralized structures into the Quartz Rise target area and the appearance that these form a graben that constrains the most intense alteration; (iii) the Iskut property hosting a district-scale porphyry-style mineral systems and that such systems remain intact from top to bottom with characteristic epithermal tops that have high grade gold potential; and (iv) the Iskut property mineral resource at Bronson slope. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions regarding disclosure on the Iskut Property include: (i) that the Company will be successful in future efforts to finance the Company; and (ii) the mineralized system at the Iskut Property will conform to similar systems elsewhere. The principle assumptions regarding disclosure on the reserve at the KSM Project are set forth in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2015 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml) Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in exploration, development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2015 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net